UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING                SEC FILE NUMBER: 000-17058

                                           CUSIP NUMBER: 718 933 104

[X]Form 10-KSB [ ]Form 20-F  [ ] Form 11-K  [ ] Form 10-Q and 10-QSB
[ ]Form N-SAR

For Period Ended: May 31, 2005
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and 10-QSB
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

	Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

	If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

      Full Name of Registrant

	Epicus Communications Group, Inc.

      Former Name if Applicable

        Phoenix International Industries, Inc.

      Address of Principal Office (Street and Number)

	1750 Osceola Drive

      City, State and Zip Code

	West Palm Beach, Florida 33409


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a)	The reasons described in reasonable detail in Part III of
this form could not be eliminated without unreasonable effort or expense.

[X] (b)	The subject annual report, semi-annual report, transition
report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c)	The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

	Epicus Communications Group, Inc., has filed for re-organization under "Chapter 11 of the US Bankruptcy Code. Due to the need to incorporate certain information from the Disclosure Statement of its "Plan of Reorganization" as filed with the Court; coupled with the delay caused by the arrival of Hurricane Katrina at its home office in West Palm Beach, Florida, Management is awaiting final review of the Company's financial statements from the its accountants in order to complete its Form 10KSB for the period ended May 31, 2005. It is anticipated that the review of the financial statements will be completed in time for Management to complete preparation and filing of the Form 10-KSB for the period ended May 31, 2005 within the time allowed by this extension.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

        Thomas Donaldson         (561)          688-0440
        ----------------         -----          --------
            (Name)            (Area Code)   (Telephone Number)

(2)	Have all other period reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	[X] Yes		[ ] No

(3)	Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected in the earnings statement to be included in the subject report or portion thereof?

	[ ] Yes		[X] No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant, EPICUS COMMUNICATIONS GROUP, INC., has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

EPICUS COMMUNICATIONS GROUP, INC.


Date: August 29, 2005

By:/s/ Tomas Donaldson
   --------------------------------------
   Thomas Donaldson,
   Vice President/Chief Operating Officer